VIA EDGAR CORRESPONDENCE

Office of International Corporate Finance

Attn. Samuel Kluck; Michael Coco

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	United Mexican States

Draft Registration Statement under Schedule B

Submitted July 11, 2025

CIK No. 0000101368

Form 18-K for fiscal year ended December 31, 2024

Filed June 20, 2025, amended July 2, 2025 and July 22, 2025

Dear Mr. Kluck and Mr. Coco:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 6, 2025 (the “August 6 letter”), regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2024 (the “18-K for 2024”) of the United Mexican States (“UMS” or “Mexico”), as amended on Form 18-K/A by Amendment No. 1 to the 18-K for 2024 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the 18-K for 2024, filed on July 2, 2025 and July 22, 2025, respectively. The 18-K for 2024 together with Amendment No. 1 and Amendment No. 2 shall be referred herein as the “18-K.”

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your August 6 letter, and provided responses immediately below the comments. With this letter, and bearing the same date, UMS is filing Amendment No. 3 to the 18-K for 2024 on Form 18-K/A (“Amendment No. 3”). Capitalized terms used and not defined herein have the meanings assigned in the 18-K.

Form 18-K for Fiscal Year Ended December 31, 2024, Exhibit 99.D

Principal Sectors of the Economy

PEMEX, page D-78

1.

We note your disclosure on page D-79 that, “In 2024, the Government contributed approximately Ps. 156.5 billion to PEMEX ... The PEMEX 2025 budget contemplates a financial balance of Ps. 248.7 billion, including a capital contribution from the Mexican Government of Ps. 136.2 billion for debt amortization.” Please disclose the total amount of capital contribution budgeted from the Mexican Government to PEMEX in 2025.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on the total amount of capital contribution budgeted from the Mexican Government to PEMEX in 2025.

2.

We note your disclosure that, “Effective as of March 19, 2025 ... PEMEX was transformed from a productive state-owned company into a state-owned public company. For more information, See ‘Recent Developments ... Electric Power.’” Please provide more information on the differences between the two legal structures and the reasons for the change in ownership structure. Please include, for example, information on any changes in being subject to bankruptcy protection under Mexican law.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on the changes in PEMEX’s corporate mission and activities resulting from the transformation from a productive state-owned company into a state-owned public company and the reasons for the change in PEMEX’s ownership structure.

Additionally, Mexico advises the staff that (i) under the Federal Public Administration Law (Ley Orgánica de la Administración Pública Federal). PEMEX is classified as a public sector entity (entidad paraestatal) and (ii) pursuant to the fourth transitory provision of the Ley de Concursos Mercantiles (Commercial Bankruptcy Law) public sector entities that are not organized in accordance with private commercial law, such as PEMEX, are not subject to bankruptcy proceedings. Therefore, PEMEX is not subject to the Commercial Bankruptcy Law nor any bankruptcy protection under Mexican law. However, PEMEX’s status as a legal entity not subject to bankruptcy proceedings precedes, and was not changed by PEMEX’s transformation from a state-owned company into a state-owned public company.

3.

We note your disclosure on page D-79 that “the Government has further supported the measure outlined in the Program ... through various tax and credit deferrals.” The disclosure also indicates that, since 2019, there has been a reduction in Profit-Sharing Duty with reduced percentages. In addition, it states that, “The new tax regime ... is expected to generate savings of Ps. 50.0 billion ...” Either in this section or the Revenues section on page D-134, and to the extent material, please discuss and quantify the impact of the tax and credit deferrals upon Mexico’s budgetary revenues within a reasonable time period.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on the impact of the tax and credit deferrals from the Program to Strengthen Petróleos Mexicanos on Mexico’s budgetary results. In particular, Mexico advises the Staff that the impact of the tax and credit and deferrals upon Mexico’s budgetary revenues is fiscally neutral with respect to the Public Sector’s fiscal balance, as it entails a redistribution of resources between PEMEX and the Federal Government.

Performance, page D-80

4.

We note your disclosure that, “Recent Information regarding the financial condition of PEMEX can be found in the annual report furnished by PEMEX to the SEC on Form 20-F on April 29, 2025 ...” We also note the highlighted disclosures under the subheading “Performance” on page D-80. Given the significance of PEMEX’s operations and financial condition on Mexico’s budget, revenues and expenses, please include a discussion and analysis of PEMEX’s financial condition and results of operations in Mexico’s Form 18-K. This discussion should include an analysis of the PEMEX’s ability to generate and obtain adequate amounts of cash to meet its requirements and, to the extent applicable, please identify any known trends that are reasonably likely to result in PEMEX’s liquidity increasing or decreasing in a material way.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on PEMEX’s financial condition and results of operations.

Revenues and Expenditures

Budgetary Revenues, page D-134

5.	In the narrative to Table No. 63 – Public Sector Budgetary Revenues, please describe the amount of tax revenue received from PEMEX.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3, which includes a narrative description of PEMEX’s contribution Public Sector budgetary revenues (which are also set forth in the line corresponding to PEMEX in Table No. 63 – Public Sector Budgetary Revenues), as well as the amount of such contribution corresponding to tax contributions.

Government Agencies and Enterprises

Table 66 - Principal Government Parastatal Agencies, State-Owned Public Companies and Enterprises at December 32, 2024, page D-143

6.	We note the column for Total Assets. Please include a column for total liabilities of the listed entities.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3, which amends and restates Table 66 – Principal Government Parastatal Agencies, State-Owned Public Companies and Enterprises of the 18-K.

7.

We note the column Contribution or Expense to Primary Balance and the footnote to that column, “Surplus after Government transfers, less interest payments.” Please describe in the narrative to the table how the U.S. $8,155.8 million was calculated. For example, please reconcile with the public sector budgetary expenditures for PEMEX in Table No. 65 and the public sector budgetary revenues in Table No. 63 or advise.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3, which amends and restates Table 66 – Principal Government Parastatal Agencies, State-Owned Public Companies and Enterprises of the 18-K.

Additionally, Mexico advises the Staff that PEMEX’s Contribution or Expense to Primary Balance, which is calculated as total income, less expense, plus interest expense, can be calculated from the revenue and expense figures corresponding to PEMEX presented in Table No. 63 and Table No. 65, respectively, by translating them from Mexican pesos to U.S. dollars at the rate of Ps. 20.7862 per U.S.$1.00, as indicated in footnote (4) to Table No. 66 – Principal Government Parastatal Agencies, State Owned Public Companies and Enterprises. Mexico advises the Staff that it has included a narrative description of the calculation of PEMEX’s Contribution or Expense to Primary Balance to further clarify this point.

Public Debt, page D-144

8.

Please confirm that PEMEX’s external public debt is not included in the tables in this section and, if not, please advise why it is omitted. We note that Table No. 68 – Gross and Net Internal Debt of the Public Sector includes gross debt of PEMEX. We further note the disclosure in Table No. 65 – Public Sector Budgetary Expenditures includes a separate line item for interest for PEMEX as a budgetary expenditure.

Mexico acknowledges the Staff’s comment and advises the Staff that Mexico reports its debt figures at three different levels: debt of the Government, debt of the Public Sector and the Balance of Public Sector Financial Requirements. Government debt includes all Federal Government financial obligations incurred by the Legislative and Judicial branches and all agencies of the Federal Executive Branch (including their decentralized bodies), as well as obligations incurred by autonomous bodies that were part of the Federal Public Administration at the time of the incurrence. Public Sector debt consists of Government debt, plus the obligations of entities under direct budgetary control (those for which revenues and expenditures are included in Mexico’s annual budget), state-owned public enterprises and their subsidiaries, and development banks. Public Sector Financial Requirements includes Public Sector debt, plus certain financial obligations that are not considered “Public Sector debt” as a result of the relevant Mexican regulations and budgetary practices, including the net financial obligations of the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings) and the debtor support program, the obligations of the Proyectos de Inversión de Infraestructura Productiva con Registro Diferido en el Gasto Público (Productive Infrastructure Investment Projects with Deferred Registration in Public Spending), the obligations arising from the Fondo Nacional de Infraestructura (National Infrastructure Fund) (FONADIN), and the assets of development institutions.

As a result, PEMEX’s public debt is included in all tables of the 18-K for 2024 that present Public Sector debt figures (Table No. 68 – Gross and Net Internal Debt of the Public Sector, Table No. 71 – Summary of External Public Sector Debt by Type, Table No. 72 – Summary of External Public Sector Debt by Currency and Table No. 73 – Net External Debt of the Public Sector), as well as in Table No. 67 – Historical Balance of Public Sector Borrowing Requirements. However, PEMEX’s debt is not included in the tables of the 18-K for 2024 that present Government debt figures.

Form 18-K/A filed on July 22, 2025

Exhibit 99-1, page E-1

9.

To the extent material, please disclose the amount of contributions paid by the Mexican Government to PEMEX in the first quarter or longer period in 2025 and explain the reasons for the contribution. If this amount differs from the amount budgeted by the Mexican Government to contribute to PEMEX in 2025, please explain.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on the contributions paid by the Mexican Government to PEMEX in the first half of 2025.

10.

Please revise or advise to describe the Luxembourg special purpose vehicle (SPV) in more detail. For example, please describe the type of organization and whether the Mexican Government, or through the Ministry of Finance and Public Credit, will hold all of the equity ownership of the SPV. Please describe if the Mexican Government will also manage the SPV and, if not, please explain. In addition, if applicable, please describe whether the SPV will have any other purpose other than to issue precapitalized securities (P-Caps) and purchase eligible assets such as U.S. Treasuries and related securities and Mexico’s notes 2030 upon the occurrence of certain events.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure describing the Luxembourg special purpose vehicle (SPV) in more detail.

The SPV, Eagle Funding LuxCo S.à r.l. (“Eagle Funding”) a private limited liability company (société à responsabilité limitée) (“Eagle Funding”) organized and existing under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), is acting in respect of its compartment “EFL Compartment I” (“EFL I”) in connection with the P-Caps offering and its resulting obligations. While it is customary for precapitalized securities issued by domestic sponsors to be issued through a Delaware trust, the P-Caps are being issued through a Luxembourg vehicle due to Mexico’s status as a foreign sovereign nation. The corporate objects of Eagle Funding are, among others, to enter into, perform and serve as a vehicle for, any securitization transactions as permitted under the Luxembourg Securitization Act 2004 and to enter into any agreement and perform any action necessary or deemed helpful for the purpose of carrying out transactions permitted by the Luxembourg Securitization Act 2004, so far as they relate to securitization transaction. Additionally, Eagle Funding has formed EFL I for the exclusive purposes of:

•	entering into the P-Caps Indenture to facilitate the issuance of the P-Caps;

•	issuing the P-Caps and entering into a purchase agreement for that purpose;

•	investing the net proceeds from the issuance and sale of the P-Caps in Eligible Assets;

•	entering into the Facility Agreement, under which it could have the obligation to purchase Mexico’s Notes due 2030 (the “Notes”);

•	entering into a pledge and control agreement, for the benefit of Mexico, to secure the obligations of EFL I to Mexico and to perfect such security interest;

•	entering into an uncollateralized global master securities lending agreement (the “GMSLA”) with PEMEX;

•

entering into an expense reimbursement agreement with Mexico in connection with EFL I’s establishment costs and expenses inherent to the operation or liquidation and termination of Eagle Funding or EFL;

•	delivering Eligible Assets to, and accepting the return of Eligible Assets from, PEMEX;

•	accepting any substitute payments in connection with the Eligible Assets;

•	redeeming the P-Caps or a portion thereof in accordance with the P-Caps Indenture;

•	distributing cash payments that EFL I receives, after paying any expenses and other amounts payable by EFL I, to the holders of the P-Caps;

•

holding the Eligible Assets and the other assets of EFL I, receiving amounts in immediately available funds from Mexico or PEMEX with respect to any (a) defaulted interest payments under or defaulted purchases of Eligible Assets or (b) substitute payments on any Eligible Assets delivered to PEMEX;

•	liquidating all or a portion of its Eligible Assets, and distributing any Notes it holds in accordance with Eagle Funding’s articles of incorporation and the P-Caps Indenture;

•	acquiring, holding, managing, pledging, investing, disposing of and otherwise dealing with the property of EFL I, subject to the terms of the transaction agreements;

•

preparing reports to holders of the P-Caps on or prior to June 30 of each year, beginning June 30, 2026, and sending a copy of each report to the P-Caps Trustee and DTC with a request that participants pass such reports along to the beneficial owners of the P-Caps; and

•	engaging in other activities necessary or incidental to the foregoing.

These objects are comparable to the purposes of Delaware trusts that typically issue P-Caps. Mexico respectfully advises the Staff that it does not consider the purposes of Eagle Funding or EFL I to be material for holders of securities issued by Mexico, and thus does not propose to include this disclosure in the 18-K.

11.

We note that the Mexican Government is executing the offering of P-Caps that are redeemable by the SPV for cash in 2030. Please briefly disclose the how the redemption price for the P-Caps will be determined in 2030. Please also disclose the terms of the P-Caps such as any interim interest or return to investors and whether the P-Caps are redeemable at the option of the investors. In addition, please describe the offering of the securities such as when it occurred, the amount of securities sold, the amount of proceeds raised, and the class of persons to whom the securities were sold.

Mexico acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on (i) how the redemption price for the P-Caps will be determined in 2030, (ii) the terms of the P-Caps (including the redemption options of the P-Caps) and (iii) certain details describing the offering of the P-Caps as requested by the Staff. Importantly, as described in Amendment No. 3, while under the Facility Agreement Mexico has contingent obligations to issue its Notes in the event certain specified events occur, the P-Caps do not constitute debt of, and are not guaranteed by, Mexico.

12.

We note that concurrently with the issuance of the P-Caps, Mexico will enter into a facility agreement with SPV pursuant to which the Eligible Assets will be delivered to PEMEX under a lending agreement. We also note that under the Facility Agreement, Mexico must transfer all principal and interest payments on the Eligible Assets to SPV or return the Eligible Assets to SPV. Please explain how this term is consistent with title to the Eligible Assets passing from the SPV to PEMEX which will then transfer the Eligible Assets and title to certain banks pursuant to repurchase agreements.

Mexico acknowledges the Staff’s comment and advises the Staff that under the GMSLA title of the Eligible Assets passes from the SPV to PEMEX, but PEMEX is obliged to deliver the income in connection with the Eligible Assets to the SPV. The repurchase transactions are structured to allow for the Eligible Assets to be returned by the banks to PEMEX and for the banks to pay the income flows from the Eligible Assets to PEMEX (as further described in Mexico’s response to the Staff’s comment number 15 below), so that PEMEX can pay such income or return the Eligible Assets to the SPV. Lastly, under the Facility Agreement, Mexico’s payment or return obligations to the SPV with respect to the Eligible Assets are deemed to be satisfied when PEMEX directly returns the Eligible Assets or makes the relevant income payments directly to the SPV. Mexico notes that these obligations are similar to those in other precapitalized securities offerings.

13.

If the credit facility agreement has been entered with the term that obligates Mexico to sell to SPV an aggregate of its notes due 2030 at face value of the outstanding P-Caps, please advise whether these notes would be registered or sold pursuant to an exemption. We may have further comment.

Mexico acknowledges the Staff’s comment and advises the Staff that, if and when Mexico is required to issue and sell its Notes due 2030 to the SPV pursuant to the Facility Agreement, such Notes will be sold pursuant to the exemptions provided by Regulation S and Rule 144A, in each case, under the United States Securities Act of 1933, as amended.

14.

Please disclose all of the consideration under the GMSLA that the SPV will receive in lending the Eligible Assets to PEMEX excluding Mexico’s obligation under the facility agreement to deliver its 2030 Notes to SPV upon the occurrence of certain events.

Mexico acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment Mexico has updated its 18-K by filing Amendment No. 3 to include disclosure on all of the consideration under the GMSLA that the SPV will receive in lending the Eligible Assets to PEMEX excluding Mexico’s obligation under the facility agreement to deliver its 2030 Notes to SPV upon the occurrence of certain events.

15.

Please disclose the amount and terms of the repurchase agreement. For example, please disclose the amount of the payment to PEMEX by the Banks for the Eligible Assets and the amount of the repurchase for PEMEX including the timeframe in which the repurchase will occur.

Mexico acknowledges the Staff’s comment and advises the Staff that pursuant to the repurchase transactions that PEMEX entered into with BofA Securities, Inc., Citigroup Global Markets Limited and J.P. Morgan Securities LLC (collectively, the “Banks”), PEMEX transferred the Eligible Assets to the Banks in return for an amount equal to approximately US$11.4 billion in the aggregate. PEMEX is expected to repay the Banks the purchase price in 10 semi-annual instalments starting in 2026 and ending in 2030, and to receive a corresponding amount of Eligible Assets upon each instalment payment. In addition, PEMEX is expected to pay semi-annually (until maturity of the repurchase transaction) a price differential to the Banks, in an aggregate amount equal to approximately US$535.7 million and the Banks are required to transfer to Pemex any income received under the Eligible Assets.

Mexico respectfully advises the Staff that it does not consider the terms of the repurchase transaction to be material for holders of securities issued by Mexico, as Mexico has no obligation to guarantee PEMEX’s obligations under the repurchase transactions. While under the Facility Agreement Mexico has the obligation to return Eligible Assets or make interest and principal payments with respect to Eligible Assets to the SPV in the event that PEMEX fails to do so, such obligation is disclosed in the 18-K.

General

16.

We note the disclosure in PEMEX’ Form 20-F for the fiscal year ended December 31, 2024, on page 13 that, “To service our debt, we have relied and may continue to rely on a combination of ... capital contributions from the Mexican Government ... These contributions represented an important source for the payment of our debt during 2024.” Please discuss Mexico’s public debt, internal and external, that is used to support the financial operations of PEMEX. If possible, please disclose recent historical amounts as reasonable, along with future amounts to be raised, if known.

Mexico acknowledges the Staff’s comment and advises the Staff that, as of the date hereof, the Mexican Government does not issue debt, either domestic or external, the proceeds of which are specifically dedicated exclusively for the direct support of PEMEX’s financial operations. The proceeds of Mexico’s public debt issuances are used for the general purposes of the Mexican Government, including (i) to finance the Federal Budget for the corresponding fiscal year, including the budgetary programs, such as making capital contributions to PEMEX, set forth in the Federal Expenditure Budget for such year, and (ii) the refinancing, repurchase, or retirement of its domestic and external indebtedness, as well as the other purposes set forth in Article 2 of the Federal Revenue Law for the corresponding year.

***

We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +1 212 225 2758.

Sincerely, /s/ Jorge U. Juantorena Jorge U. Juantorena, a Partner

cc:	María del Carmen Bonilla Rodríguez - Deputy Undersecretary for Public Credit and International Affairs of the Ministry of Finance and Public Credit